FOR IMMEDIATE RELEAS

Böhler-Uddeholm announ ... usiness Year:

- **New record sales a ...**
- **Highest dividend since start of trading: 2.70 € per share**
- **After new highs in 2000 and 2001, weakening expected for 2002**
- **Sales growth of 30 to 50% targeted by 2006**

Vienna, 3 April 2002 – Despite a significant slowdown in the global economy and steel industry operating environment, Böhler-Uddeholm was able to set new records in the 2001 Business Year (ended December). Management of Böhler-Uddeholm AG attributes this positive development primarily to investment in state-of-the-art technologies and steady extension of the value-added chain. "This strategy does not seem particularly spectacular, but it increases our independence from the steel cycle and strengthens the profitability of the Company ", indicated Claus J. Raidl, Chairman of the Management Board.

The 2001 Business Year was the most successful for Böhler-Uddeholm since the founding of the Company in 1991. Sales rose by 2% from the prior year level of 1,482.7 m€ to 1,509.4 m€. The European Union remained the most important market for Böhler-Uddeholm during the reporting year with a 58% share of total sales, followed by the Americas at 18% and Asia at 12%.

The Special Steel Long Products Division generated the largest component of Group sales at 73%, followed by Strip Steel at 11%, Welding Consumables at 9%, and Forging Technology at 7%.

Order intake totalled 1,008.6 m€ for the reporting year, falling 7% below the value recorded for 2000 (1,079.0 m€). Demand decreased significantly during the second six months of 2001, and this trend will continue throughout the first half of the current year. As of 31 December 2001 order backlog totalled 289.8 m€, for a decline of 6% below the comparable prior year value (309.1 m€).

Earnings before interest and tax (EBIT) rose by 5% from 125.7 m€ to 132.1 m€, which led to an increase in the EBIT margin from 8.5% to 8.8%. Earnings before tax improved from 101.3 m€ by 6% to 106.9 m€, and net income grew from 67.0 m€ by 4% to 69.6 m€. This led to an increase in earnings per share by 3% from 6.1 € to 6.3 €.

During the 2001 Business Year, Böhler-Uddeholm employed a workforce of 9,298 versus 9,071 in the prior year. This 3% growth in the number of employees resulted primarily from good utilisation of capacity in most plants and the acquisition of several smaller companies in 2001.

The Management Board of Böhler-Uddeholm AG will recommend that the Annual General Meeting on 13 May approve an increase in the dividend from 2.50 € to 2.70 € per share. This represents the highest dividend paid to Böhler-Uddeholm shareholders since the start of trading in 1995. The 2.70 € dividend reflects a payout ratio of 43% and a dividend yield of 6.0% based on the share price at year-end 2001.

Outlook
For the 2002 Business Year – and espe
expects a further slowdown in the demai
manufacturing industry forecasts do not c
operating environment in the electronics i
manufacturers in the USA and Europe antic
aircraft industry are projected to fall below th

Böhler-Uddeholm therefore predicts a weaker y
standpoint, expects earnings to remain at the 19
February 2002 totalled 184 m€. "This is 14% less
still better than expected", commented Raidl. Man
recover towards the end of 2002. The de-stocking p
completed by this time, which would provide an imp
The Böhler-Uddeholm Group therefore expects a notic
2003 Business Year.

In order to counteract the forecasted economic slowdown
introduced measures to adjust production and lower costs. L
leasing personnel and overtime have already been reduced ar
will also be declared.

Independent of these measures, Böhler-Uddeholm will continue inves
product segments during 2002. The Company also plans to intensify its p..
customer intimacy and continue downstream activities to extend the value-added
will help the Group maintain its good market position even in times of economic weakne

Böhler-Uddeholm has set a goal to increase sales by 30 to 50% from 2001 to 2006, and thereby grow faster than the market and competition. On a regional basis, the Group plans to concentrate even more strongly on the Emerging Markets and North America. It is satisfying to note that the two most important Böhler-Uddeholm export products to the USA, tool steel and high-speed steel, are not effect by US penalty tariffs.

Further investments and acquisitions will enable the Group to offer customers a broader range of special steels and services from a single hand. Raidl: "We want to use each expansion step to move closer to our customers – with innovative products and increased service, or simply geographically".

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Telephone:(+43-1)798 69 01/707

Complete Annual Report 2001: www.bohler-uddeholm.com